

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

Via E-mail
Lawrence J. Knopf, Esq.
Senior Vice President, General Counsel and Secretary
HeartWare International, Inc.
205 Newbury Street, Suite 101
Framingham, Massachusetts 01701

> **Re:** **HeartWare International, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 27, 2012**
> **File No. 333-180988**

Dear Mr. Knopf:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate section of the document, please include a separately captioned section detailing the factors that HeartWare intends to consider in determining whether to elect the cash option. If no such factors exist, please prominently disclose this fact and tell us why you believe investors have sufficient information on which to base an investment decision.

2. It does not appear that you currently intend to file a tax opinion. Since the tax consequences described are material and delivery of opinions does not appear to be a non-waivable condition to the merger, please file a tax opinion or advise.

Prospectus Cover Page

3.   Please revise here and the summary to disclose the percentage ownership of HeartWare that former World Heart shareholders are expected to have immediately following the merger.

Questions and Answers about the Merger, page 1

4.   Refer to the first question and answer on page 2. Please revise to clarify that because the vote is advisory in nature, whether the proposal is approved or disapproved is not dispositive of whether you will pay the covered compensation.

5.   Refer to the final carry-over question and answer on page 2 and additional disclosure on page 67 relating to the same warrants. If material, please revise to quantify the amount of cash these holders will receive.

Interests of World Heart Directors and Executive Officers, page 11

6.   Please also describe the golden parachute arrangements. In addition, explain what percentage of the directors' and officers' stock is presently represented by options not "in-the-money."

Termination of the Merger Agreement; License Agreement …., page 12

7.   It is unclear from your disclosure here and on page 87 the extent of the intellectual property covered by the license. For example, we note discussion of "non-core" World Heart intellectual property that occurred on January 9, 2012 on page 51 and on February 22, 2012 on page 53, but your description of the agreement itself does not appear to explain the extent of the intellectual property that is part of that agreement. Please revise your disclosure to explain the nature of the intellectual property that is covered by the agreement. In addition, to allow for greater comparability, provide additional information about the non-core technology that was subject to the offer described on page 51.

Comparative Market Prices, page 13

8.   Tell us what consideration you gave to providing the numbers based upon a 10-day average of HeartWare's stock price.

World Heart will incur substantial expenses related to the merger…, page 16

9.   The extent of the risk that World Heart will not have cash or cash equivalents on hand not less than $4,000,000 is unclear.   While we note that you state that World Heart intends to operate its business in a manner to meet this closing condition, it is unclear how the cash

or cash equivalents on hand at March 31, 2012 of $5,581,552 and World Heart's current burn rate would enable World Heart to meet this condition.   Please expand your disclosure or advise.

Background of the Merger, page 47

10.   We note from your disclosure that on February 14, 2012 HeartWare increased the offered amounts to $8 million for the full acquisition and $3.5 million for the acquisition of the intellectual property assets. Please expand your disclosure to explain how the board considered the $3.5 million offer.

11.   In your disclosure on page 54 you describe that on March 15, 2012 a "board member also reported on his continuing discussions with one of the possible reverse merger candidates"   It is unclear what happened to those discussions and whether this was a previously mentioned potential merger candidates.   Please revise to address those discussions and provide any relevant information that would aid investors in understanding why those discussions ceased.

12.   Please supply additional details about the requirement that certain World Heart holders enter into a voting agreement. In addition, explain how the parties established the material terms of the agreement.

World Heart's reasons for the Merger, page 55

13.   We note that one director did not attend the meeting where the Board voted. Is this Board member also recommending the merger?

14.   Refer to the third bullet point. Please explain what steps the board took in its determination that the liquidation value would be less than $.29 and that the available alternative transactions would yield a lower net present value than the present transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3800 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Branch Chief

cc (via e-mail): Robert M. Katz, Esq.